UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

Effective on August 6, 2021, Jining Li (“Mr. Li”) resigned from the Board of Directors (the “Board”) of Scienjoy Holding Corporation (the “Company”). Mr. Li’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

Effective on August 6, 2021, the Board appointed Hucheng Zhou (“Mr. Zhou”) to fill the vacancy created by Mr. Li’s resignation, and to serve as an independent director until the next annual general meeting of the Company or until his successor is elected or qualified.

Mr. Zhou has served as an independent director of Soling Co Ltd. since December 2019. Mr. Zhou supervises the operation of Soling Co Ltd. on behalf of small and medium-sized shareholders, is responsible for convening the nomination committee and the strategic committee, and participates in the supervision of Soling Co Ltd.’s strategic remuneration and audit-related business. Mr. Zhou has also served as the vice president, deputy secretary general, and senior researcher at the Charhar Institute since April 2018. In addition, Mr. Zhou has served as the vice president of Guangdong Health China Society since March 2021, the vice president of Southeast and South Asia Branch of Europe-America Alumni Club since January 2020, the vice president of Guangdong Alumni Association of Nanyang Technological University since November 2018, the executive director of China Association for International Public Relations since May 2017, and a visiting professor at Visiting Professor of Seoul Communication University in Korea since March 2017. From March 2017 to April 2018, Mr. Zhou served as the executive director and executive vice president of Royal China International Holdings Limited. From December 2015 to March 2017, Mr. Zhou served as the press spokesperson of LeTV Holding Group. From February 2012 to November 2015, Mr. Zhou served as the deputy director of the Theory and Commentary Department of Nanfang Daily.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: August 12, 2021	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

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